ADVANCING TO PRODUCTION	390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-1940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 225-4417 / Fax: +1 (218) 225-4429
www.polymetmining.com

TSX: POM, NYSE-Amex: PLM

NEWS RELEASE	2010-6

FEDERAL AGENCIES PUBLISH NOTICE OF INTENT FOR POLYMET EIS

Hoyt Lakes, Minnesota, October 13, 2010 - PolyMet Mining Corp. (TSX - POM; NYSE AMEX - PLM) ("PolyMet" or the "Company") announced today that the U.S. Army Corps. of Engineers ("USACE") and the U.S. Forest Service ("USFS"), co-lead federal agencies responsible for the Environmental Impact Statement ("EIS") reviewing PolyMet’s copper-nickel-precious metals project, have published a Notice of Intent ("NOI") to complete a Supplemental Draft EIS ("SDEIS").

The co-lead federal agencies are working with the Minnesota Department of Natural Resources ("MDNR"), the state lead agency, the US Environmental Protection Agency ("EPA") and other cooperating agencies involved in the EIS process.

Key features of the NOI published in the Federal Register (Vol. 75, No. 195) include:

  The SDEIS will supplement and supersede the Draft EIS and respond to concerns identified by the US Environmental Protection Agency ("EPA") and other comments on the Draft EIS.

  The SDEIS will incorporate potential effects from the proposed land exchange between the USFS Superior National Forest and PolyMet.

  Scoping will be conducted for the land exchange only; no additional scoping for Mining and Processing is requested.

  The SDEIS is expected in the summer of 2011, with the final EIS anticipated six to nine months later.

The NOI discusses the purpose and need for the land exchange, which would eliminate conflicts between the United States and private mineral ownership, and consolidate land ownership to improve Superior National Forest management effectiveness and public access to federal lands. The proposal meets three Forest Service Strategic Plan Goals:

1.	Provide and sustain long-term socioeconomic benefits to the American people.
2.	Conserve open space.
3.	Sustain and enhance outdoor recreation activities.

The NorthMet mine site would encompass approximately 2,840 of the 6,650 acres of land proposed for exchange to private ownership. Exchange of the remaining federal property, approximately 3,810 acres, would improve intermingled and inefficient ownership patterns and eliminate conflicts if minerals development were to expand in the future.

The lands that would be received by the Superior National Forest consist of forest and wetland habitat as well as lake frontage. These lands would enhance public recreation opportunities and complement existing federal ownership by eliminating or reducing private holdings surrounded by Superior National Forest land.

Joe Scipioni, president and CEO of PolyMet said, “This Notice of Intent is an important step in completion of the environmental review of the NorthMet project. The state and federal agencies have been meeting frequently, conducted detailed site tours, and implemented a plan to ensure a coordinated effort to complete the SDEIS. It is important that the SDEIS is thorough and addresses comments received on the Draft EIS as well as demonstrating that the project meets both state and federal regulatory agency requirements."

Mr. Scipioni concluded, "PolyMet is committed to being environmentally and socially responsible. The quality and nature of the lands that we propose to exchange with the Superior National Forest demonstrate our commitment. In addition, we are providing technical and engineering design support to the agencies to ensure the environmental review process is completed in a thorough and timely manner so that we can get to our business – mining valuable metals, creating jobs, stimulating the economy, and creating value for our communities and shareholders."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man-hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
+1 (845) 742-8153	+1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", "projects", "plans", and similar expressions, or statements that events, conditions or results "will", "may", "could", or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.